[redacted]

10028834

AB
3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20649

SEC Mail Processing Section

FEB 26 2010

Washington, DC
112

FORM X-17A-5
PART III

SEC FILE NUMBER
8-43788

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ALLIANCE FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5950 BERKSHIRE LANE, SUITE 1060
(No and Street)

DALLAS, TEXAS 75225
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEVEN H. GENDLER 214-750-4400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT Whose opinion is contained in this Report*

HENDRICKS, GRAVES AND ASSOCIATES, LLP
(Name - if individual state last, first, middle name)

14001 GOLDMARK DRIVE, SUITE 115, DALLAS, TEXAS 75240-4253
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* Claim for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/6/2010
JD

OATH OR AFFIRMATION

I, STEVEN H. GENDLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ALLIANCE FINANCIAL GROUP, INC. as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) neither the company nor any partner, proprietor, principal officer or director has proprietary interest in any account solely as that of a customer, except as follows:

State of Texas County of Dallas

Sworn to and subscribed before me this 25th day of February, 20 10

Notary Public

Signature

President

Title

KERRY MARIE TORRES
NOTARY PUBLIC STATE OF TEXAS
COMMISSION EXPIRES:
07-13-2011

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Change in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulatec commodity futures account pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see section 140.17a-5(e)(3).

ALLIANCE FINANCIAL GROUP, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

CONTENTS

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
ALLIANCE FINANCIAL GROUP, INC.
DALLAS, TEXAS

We have audited the accompanying statement of financial condition of **ALLIANCE FINANCIAL GROUP, INC.** as of December 31, 2009, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards, generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **ALLIANCE FINANCIAL GROUP, INC.** as of December 31, 2009, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hendricks, Graves and associates

Hendricks, Graves and Associates, LLP

February 22, 2010

ALLIANCE FINANCIAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Cash	$ 78,926	
Deposits with clearing organizations	112,010	
Receivable from broker-dealers	65,244	
Other receivables	7,061	
Prepaid expenses	11,022	
Equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $34,860	22,352	
		$ 296,615

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable	$ 16,319	
Commissions payable	47,135	
Accrued expenses	35,255	
Franchise tax liability	5,922	
Total liabilities		$ 104,631
STOCKHOLDERS' EQUITY:		
Common stock, 10,000 shares of $1.00 par value authorized, 1,935 shares issued and outstanding	1,935	
Additional capital	202,565	
Accumulated deficit	(12,516)	
Total stockholders' equity		191,984
		$ 296,615

The accompanying notes are an integral part of the financial statement.

ALLIANCE FINANCIAL GROUP, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2009

REVENUES:		
Commissions	$1,317,596	
Other	270,666	
Total revenues		$1,588,262
COSTS AND EXPENSES:		
Salaries, commissions and payroll taxes	932,088	
Clearance	134,161	
Communications	126,097	
Occupancy costs	122,626	
Other operating expenses	278,444	
Total costs and expenses		1,593,416
NET LOSS BEFORE PROVISION FOR INCOME TAXES		(5,154)
Provision for (benefit from) income taxes:		
State franchise tax	3,584	
Federal income taxes	(536)	
Net provision for income taxes		3,048
NET LOSS		$(8,202)

The accompanying notes are an integral part of the financial statement.

ALLIANCE FINANCIAL GROUP, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

OPERATING ACTIVITIES		
Net loss	$(8,202)	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	9,079	
Changes in operating assets and liabilities:		
Increase in accounts receivable	(7,061)	
Increase in deposits with clearing organizations	(45,007)	
Increase in receivable from broker-dealer	(10,915)	
Decrease in other receivable	12,000	
Increase in prepaid expenses	(8,329)	
Decrease in accounts payable	(4,476)	
Decrease in accrued liabilities	(2,609)	
Decrease in income taxes payable	(7,809)	
Decrease in franchise tax liability	(3,478)	
Net cash used in operating activities		$(76,807)
INVESTING ACTIVITIES		
Equipment acquisitions		(1,841)
Decrease in cash during year		(78,648)
Cash at December 31, 2008		157,574
Cash at December 31, 2009		$ 78,926
SUPPLEMENT INFORMATION:		
State franchise tax paid		$ 7,062
Federal income tax paid		$ 8,577

The accompanying notes are an integral part of the financial statement.

ALLIANCE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2009

	COMMON STOCK	ADDITIONAL CAPITAL	RETAINED EARNINGS (DEFICIT)	TOTAL
Balances at December 31, 2008	$ 1,935	$ 202,565	$(4,314)	$ 200,186
Net loss			(8,202)	(8,202)
Balances at December 31, 2009	$ 1,935	$ 202,565	$(12,516)	$ 191,984

The accompanying notes are an integral part of the financial statement.

ALLIANCE FINANCIAL GROUP, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2009

Balance at December 31, 2008	$ -0-
Increases	-0-
Decreases	-0-
Balance at December 31, 2009	$ -0-

The accompanying notes are an integral part of the financial statement.

A. COMPANY:

ALLIANCE FINANCIAL GROUP, INC., incorporated on November 14, 1986 in Texas, is a member of the Financial Industry Regulatory Authority (FINRA). The original name of the Corporation was EGV Securities, Inc. On May 13, 1991, the Company name was changed to **ALLIANCE FINANCIAL GROUP, INC.**

The Company operates as a broker-dealer in securities. All customers' securities, funds and accounts are processed and carried by correspondent broker-dealers.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1. **Customers' Securities -** Transactions and related commissions are recorded on a settlement date basis.

2. **Cash -** The Company considers all short-term investments with an original maturity of three months or less to be cash.

3. **Accounts Receivable -** The Company evaluates the collectability of accounts receivable. Amounts considered uncollectable or doubtful of collection are written off and charged against income when such determinations are made.

4. **Income Taxes –** Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The Company incurs state franchise taxes, which are, in part, based on certain income and expense items, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

5. **Use of Estimates -** The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

(Continued)

C. FAIR VALUES OF FINANCIAL INSTRUMENTS:

Fair Value Measurement - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level one inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level two inputs are inputs (other than quoted prices included within level one) that are observable for the asset or liability, either directly or indirectly.

Level three inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The carrying amounts of assets and liabilities in the balance sheet approximate fair value.

D. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $136,720, which was $86,720 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 0.77 to 1.

(Continued)

E. LEASING ARRANGEMENTS:

For the year ended December 31, 2009, rental payments on operating leases for office facilities totaled $84,372. At December 31, 2009, minimum annual rental commitments are:

Years ended December 31:	2010	$ 87,539
	2011	89,061
	2012	62,159
		$ 238,759

F. AFFILIATED ENTITIES TRANSACTIONS:

An entity, affiliated through common ownership and management, provides management and consulting services, and office sharing expenses to the Company. During the year ended December 31, 2009, payments to the affiliated entity totaled $26,628.

Office facilities are leased from an entity, affiliated through common ownership and management. Rent payments to the affiliated entity during the year ended December 31, 2009 totaled $84,372.

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT AUDITOR'S REPORT OF SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

BOARD OF DIRECTORS
ALLIANCE FINANCIAL GROUP, INC.
DALLAS, TEXAS

We have audited the accompanying financial statements of **ALLIANCE FINANCIAL GROUP, INC.** as of and for the year ended December 31, 2009, and have issued our report thereon dated February 22, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 22, 2010

ALLIANCE FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF NET CAPITAL:

Total stockholders' equity qualified for net capital	$ 191,984
Add:	
Other deductions or allowable credits	- 0 -
Total capital and allowable subordinated liabilities	191,984
Deductions and/or charges:	
Non-allowable assets	53,364
Net capital before haircuts on securities positions	138,620
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	1,900
Net Capital	$ 136,720
Aggregate indebtedness	$ 104,631

(Continued)

ALLIANCE FINANCIAL GROUP, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

DECEMBER 31, 2009

(See Independent Auditors' Report On Supplementary Information.)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 6,979
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 50,000
Net capital in excess of required minimum	$ 86,720
Excess net capital at 1000%	$ 126,257
Ratio of aggregate indebtedness to net capital	0.77 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net capital, as reported in Company's Part II (Unaudited) Focus report	$ 136,720

ALLIANCE FINANCIAL GROUP, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

(See Independent Auditors' Report On Supplementary Information.)

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through other broker-dealers on a fully disclosed basis.

Company's clearing firms:	First Southwest Company
	First Clearing, LLC
	Southwest Securities, Inc.

ALLIANCE FINANCIAL GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(e)(4)

YEAR ENDED DECEMBER 31, 2009

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

BOARD OF DIRECTORS
ALLIANCE FINANCIAL GROUP, INC.
DALLAS, TEXAS

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by **ALLIANCE FINANCIAL GROUP, INC.** and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating **ALLIANCE FINANCIAL GROUP, INC.'s** compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). **ALLIANCE FINANCIAL GROUP, INC.'s** management is responsible for the **ALLIANCE FINANCIAL GROUP, INC.'s** compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records including cancelled checks and associated endorsements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting no differences;

3. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 22, 2010

ALLIANCE FINANCIAL GROUP, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2009

Hendricks, Graves and Associates, LLP
Certified Public Accountants

Suite 115, 14001 Goldmark Drive
Dallas, Texas 75240-4253

972-234-3333
Facsimile 972-234-3331
gravesdon@sbcglobal.net

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

BOARD OF DIRECTORS
ALLIANCE FINANCIAL GROUP, INC.
DALLAS, TEXAS

In planning and performing our audit of the financial statements and supplemental schedules of **ALLIANCE FINANCIAL GROUP, INC.** for the year ended December 31, 2009, we considered its internal control, including control procedures for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we had made a study of the practice and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specific parties.

Hendricks, Graves and Associates

Hendricks, Graves and Associates, LLP

February 22, 2010

ALLIANCE FINANCIAL GROUP, INC.

DALLAS, TEXAS

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2009

HENDRICKS, GRAVES AND ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS
DALLAS, TEXAS